UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

RESOLUTIONS ADOPTED AT EXTRAORDINARY GENERAL MEETING

On July 11, 2024, Fangdd Network Group Ltd. (the “Company”) held an extraordinary general meeting of shareholders at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, People’s Republic of China, at which shareholders of the Company passed the following resolutions:

AS AN ORDINARY RESOLUTION, THAT immediately after the termination of the deposit agreement, dated October 31, 2019, among the Company, The Bank of New York Mellon and owners and holders of the Company’s American depositary shares, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 5,625 (five thousand six hundred and twenty-five) ordinary shares of a par value of US$0.0000001 each be consolidated into 1 (one) ordinary share of a par value US$0.0005625 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company will be US$3,000,000 divided into 5,333,333,333.333333 shares, comprising of (i) 4,444,157,258.958222 Class A ordinary shares of a par value of US$0.0005625 each (the “Class A ordinary shares”), (ii) 87,185.48622222222 Class B ordinary shares of a par value of US$0.0005625 each (the “Class B ordinary shares”), (iii) 200,000 Class C ordinary shares of a par value of US$0.0005625 each (the “Class C ordinary shares”), and (iv) 888,888,888.8888889 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the board of directors of the Company (the “Board”) may determine in accordance with Article 9 of the articles of association of the Company (the “Articles”);

AS AN ORDINARY RESOLUTION, THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$3,000,000 divided into 5,333,333,333.333333 shares, comprising of (i) 4,444,157,258.958222 Class A ordinary shares, (ii) 87,185.48622222222 Class B ordinary shares, (iii) 200,000 Class C ordinary shares, and (iv) 888,888,888.8888889 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, to US$5,625,000 divided into 10,000,000,000 shares, comprising of (i) 5,000,000,000 Class A ordinary shares, (ii) 100,000 Class B ordinary shares, (iii) 200,000 Class C ordinary shares, and (iv) 4,999,700,000 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, by the creation of (a) 555,842,741.041778 Class A ordinary shares, (b) 12,814.51377777778 Class B ordinary shares, and (c) 4,110,811,111.111111 shares of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles (the “Share Capital Increase”);

AS A SPECIAL RESOLUTION, THAT the currently effective fifth amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and substitution in their place of the sixth amended and restated memorandum and articles of association as set out in the Notice of EGM, effective immediately following the Share Consolidation and the Share Capital Increase.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: July 11, 2024

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